ROPES & GRAY LLP
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March 17, 2017

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Re:                             Mersana Therapeutics, Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Mersana Therapeutics, Inc. (the “Company”), we are confidentially submitting a draft Registration Statement on Form S-1 to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).  The Company confirms that as of the date of this letter it is an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act.

If you have any questions regarding this filing, please call me at (617) 951-7826.

Best regards,

/s/ Marc A. Rubenstein

Marc A. Rubenstein